SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. RADA Electronic Industries Ltd. Proxy Statement for Extraordinary Meeting to be held March 9, 2004.

2.   RADA Electronic Industries Ltd Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.


               NOTICE OF AN EXTRAORDINARY MEETING OF SHAREHOLDERS

Rada Electronic Industries Ltd. Shareholders:

     We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10:00 a.m. on Tuesday, March 9, 2004, in our offices at 7 Giborei Israel Street, Netanya, Israel.

     The purpose of the meeting is to consider and vote upon a proposal approving the grant of 854,000 options to five of our directors.

     The Board of Directors recommends that you vote in favor of the proposal.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                            Sincerely,

                                            /s/Herzle Bodinger
                                            Herzle Bodinger, Chairman






BY ORDER OF THE BOARD OF DIRECTORS

Sarit Molcho, Corporate Secretary
February 9, 2004

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Tuesday, March 9, 2004 and any adjournment thereof. Shareholders will be asked to vote upon approval of the grant of 584,000 options to our directors. This Proxy Statement and enclosed proxy card are being mailed to shareholders on or about February 9, 2004.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the above proposal, which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of February 4, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were 18,510,716 ordinary shares outstanding. Each ordinary share entitles the holder to one vote. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. The approval of the proposal requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon.

     We have received indications from our principal shareholders, including Mr. Howard P.L. Yeung and Horsham Enterprises Ltd., which together hold approximately 45.3% of our issued and outstanding ordinary shares that they presently intend to vote in favor of the proposal to be acted upon at the Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management


     The following table sets forth certain information as of February 4, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                            Number of          Percentage of
                                          Ordinary Shares       Outstanding
Name of Beneficial Owner               Beneficially Owned(1)  Ordinary Shares(2)
------------------------               ---------------------  ------------------
Howard P.L. Yeung (3)(4)(5).........         20,661,973             67.1%
Kenneth Yeung (6)...................          1,350,086              7.3
Most Worth Investment Ltd. (7)......          1,100,000              5.9
Yekotel Zeit (8)....................          1,487,755              7.5
Chaim Hershkovitz (9)...............          1,260,204              6.4
Herzle Bodinger (10)................           100,000                *
Asaf Agmon (11).....................           26,667                 *
Adrian Berg (12)....................           88,600                 *
Roy Kui Chuen Chan (13).............           61,934                 *
Hava Snir...........................             --                  --
Zvi Tropp...........................             --                  --
Benzion Gruber (14).................           193,708                1
All officers and directors as
a group (12 persons) (15) ..........          806, 576               4.3

*   Less than 1%.
-----------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 18,510,716 ordinary shares issued and outstanding as of February 4, 2004.

(3) Of the 20,661,973 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, each of Mr. Howard P. L. Yeung and Mr. Kenneth Yeung may be deemed to be the beneficial owners of all of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 3,781,991 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(6)  All such shares are held directly by Horsham Enterprises Ltd. See note 3.

(7) Most Worth Investments Ltd. is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kongv Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments Ltd.

(8) Includes 1,365,306 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire on June 30, 2007.

(9) Includes 1,158,163 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire on June 30, 2007.

(10) Includes 100,000 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

(11) Includes 26,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

(12) Includes 84,000 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

(13) Includes 57,334 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $ 1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

(14) Includes (i) 102,041 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share. Such warrants expire on June 30, 2007; (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.75 per share. Such warrants expire on June 30, 2004; and (iii) 16,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

(15) Includes (i) 144,000 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price ranging from $3.75 to $6.25 issued to an officer, (ii) 191,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004 at an exercise price of $0.69 per share issued to officers; and (iii) 284,668 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004 at an exercise price of $1.34 per share. Such options are subject to the approval of shareholders at this meeting and expire in October 2013.

            APPROVAL OF THE GRANT OF 854,000 OPTIONS TO OUR DIRECTORS
                           (Item 1 on the Proxy Card)

     The majority of our independent directors do not receive any directors' fees, and we do not reimburse them for expenses incurred by them in connection with their services as members of our Board of Directors. In consideration for their valuable contributions to our company and in order to provide them with an incentive to continue to contribute to the development and promotion of our business, our Audit Committee and Board of Directors approved, subject to shareholder ratification, the grant under the 2003 Israeli Stock Option Plan, of options to purchase a total of 554,000 ordinary shares to four of our independent directors. In addition, the Audit Committee and the Board of Directors approved, subject to shareholder ratification, the grant under the 2003 Israeli Stock Option Plan, of options to purchase 300,000 ordinary shares to Herzle Bodinger, chairman of our board of directors, for his services to our company. As of the date of this proxy, none of these directors held any options to purchase shares of our company. Of the 554,000 options granted to our four independent directors, 252,000 options were granted to Mr. Adrian Berg, 172,000 options were granted to Mr. Roy Chan, 80,000 options were granted to Mr. Asaf Agmon and 50,000 options were granted to Mr. Benzion Gruber. The exercise price of the options granted to the directors is $1.34, the fair market value of the ordinary shares on the date of approval of the grant by our board of directors. The options will terminate on October 30, 2013 and will vest over three years commencing on January 1, 2004. One third of the options will vest after one year and the remainder will vest over eight equal quarterly installments.

     The Israeli Companies Law requires that the terms of compensation of directors, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders. It is therefore proposed that at the Meeting the shareholders will adopt the following resolution:

          "RESOLVED, that the grant of 854,000 stock options to five of our directors is hereby ratified, adopted and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and knows of no matters to be brought before the Extraordinary Meeting by others. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                By Order of the Board of Directors,


                                /s/Herzle Bodinger
                                Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: February 6, 2004

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 Giborei Israel Street
                              Netanya 42504, Israel


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on Tuesday, March 9, 2004 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 SET FORTH ON THE REVERSE.




                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED

                                  March 9, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. Approval of the grant of 854,000 options to five of our directors.

                   FOR [ ]       AGAINST [ ]         ABSTAIN [ ]

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                 Herzle Bodinger, Chairman




Date: February 24, 2004